Exhibit 99.1

China Yuchai International Announces

Unaudited Fourth Quarter 2018 Financial Results

SINGAPORE, Singapore — February 26, 2019 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and the twelve months ended December 31, 2018. The financial information presented herein for the fourth quarter and year 2018 and 2017 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The comparative figures for the fourth quarter and twelve months ended December 31, 2017 were restated due to the adoption of IFRS 15 effective on or after January 1, 2018, on Revenue from Contracts with Customers by a full retrospective application. The adoption of IFRS 15 resulted in a decrease of the Group’s profit after tax by RMB 77.6 million and RMB 85.2 million for the fourth quarter and twelve months ended December 31, 2017 respectively. The financial impact on the adoption of IFRS 15 is described and attached at the end of the press release.

Financial Highlights for the Fourth Quarter of 2018

•	Net revenue increased by 19.7% to RMB 4.5 billion (US$ 660.4 million) compared with RMB 3.8 billion in the fourth quarter of 2017;

•	Gross profit declined by 18.0% to RMB 0.9 billion (US$ 125.6 million), with gross margin decreasing to 19.0%, compared with RMB 1.1 billion and a gross margin of 27.7% in the fourth quarter of 2017;

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Operating profit decreased by 48.2% to RMB 332.6 million (US$ 48.5 million), compared with RMB 641.7 million in the fourth quarter of 2017, which included a gain of RMB 252.6 million from a one-time event in the fourth quarter of 2017;

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Net earnings attributable to China Yuchai’s shareholders decreased by 45.0% to RMB 191.8 million (US$ 27.9 million) compared with RMB 348.6 million in the fourth quarter of 2017, which included a net gain of RMB 111.6 million from one-time and extraordinary events;

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Basic and diluted earnings per share were RMB 4.69 (US$ 0.68), compared with RMB 8.54 basic and RMB 8.52 diluted respectively, in the fourth quarter of 2017, which included a net gain of RMB 2.73 in basic and diluted earnings per share from one-time and extraordinary events;

•	The total number of engines sold increased by 27.5% to 93,881 units compared with 73,610 units in the fourth quarter of 2017.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the fourth quarter of 2018, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 6.3%; truck sales decreased by 6.0% with heavy-duty truck sales increased by 3.6%. GYMCL’s heavy- and medium-duty truck engine sales in the fourth quarter of 2018 increased. The bus market continued to decline in the fourth quarter of 2018. GYMCL’s off-road engine sales rose in the fourth quarter of 2018, led by higher sales in the agricultural equipment market.

Gross profit decreased by 18.0% to RMB 0.9 billion (US$ 125.6 million) compared with RMB 1.1 billion in the fourth quarter of 2017. Gross margin was 19.0% in the fourth quarter of 2018 compared with 27.7% in the fourth quarter of 2017. The decrease in the gross margin was mainly attributable to market conditions and product mix. The market conditions resulted in a drop in the average selling price compared with the fourth quarter of 2017. The product mix effect was from higher sales volume of smaller capacity engines, a lower average selling price, and lower gross profit for off-road engines as compared with the fourth quarter of 2017.

Other operating income was RMB 64.4 million (US$ 9.4 million) compared with RMB 370.6 million in the fourth quarter of 2017. The decrease was mainly due to a one-time gain in the fourth quarter of 2017 of RMB 324.1 million on the sale of HL Global Enterprises Limited’s (“HLGE”) hotel assets.

Research and development (“R&D”) expenses decreased by 53.4% to RMB 107.7 million (US$ 15.7 million) from RMB 231.0 million in the fourth quarter of 2017. Lower R&D expenses were mainly due to the capitalization of development costs for National VI and Tier 4 engines that met the IFRS capitalization criteria. In the fourth quarter of 2018, the R&D capitalization amount was RMB 115.2 million (US$ 16.8 million). The ongoing investment in R&D continues to be focused on new engines to meet the next-generation National VI and Tier 4 emission standards, and initiatives to improve engine quality and performance. As a percentage of net revenue, R&D expenses were 2.4% compared with 6.1% in the fourth quarter of 2017. In fourth quarter of 2018, the total R&D expenditure, including capitalized costs, was RMB 222.9 million (US$ 32.5 million) and it represented a 4.9% of the net revenue.

Selling, general & administrative (“SG&A”) expenses decreased by 11.4% to RMB 485.8 million (US$ 70.8 million) from RMB 548.5 million in the fourth quarter of 2017. SG&A expenses represented 10.7% of net revenue compared with 14.5% in the fourth quarter of 2017. The lower SG&A expenses were mainly attributed to lower warranty expenses in the fourth quarter of 2018 and the extraordinary events including an impairment charge of RMB 40.0 million related to intellectual property right and a staff severance cost of RMB 31.5 million in 2017. Excluding these extraordinary events, the SG&A expenses would have been RMB 477.0 million in the fourth quarter of 2017.

Operating profit declined by 48.2% to RMB 332.6 million (US$ 48.5 million) from RMB 641.7 million in the fourth quarter of 2017. The decrease reflected a gain of RMB 252.6 million from one-time and extraordinary events in the fourth quarter of 2017. The operating margin was 7.3% compared with 16.9% in the fourth quarter of 2017. Excluding the one-time and extraordinary events, the operating profit would have been RMB 389.1 million in the fourth quarter of 2017.

Finance costs increased to RMB 31.1 million (US$ 4.5 million) from RMB 24.5 million in the fourth quarter of 2017 mainly due to increased bank borrowings.

In the fourth quarter of 2018, total net profit attributable to China Yuchai’s shareholders decreased by 45.0% to RMB 191.8 million (US$ 27.9 million) from RMB 348.6 million in the fourth quarter of 2017. Basic and diluted earnings per share were RMB 4.69 (US$ 0.68) compared with basic earnings per share of RMB 8.54 and diluted earnings per share of RMB 8.52 in the fourth quarter of 2017.

In the fourth quarter of 2017, the net profit attributable to China Yuchai’s shareholders included a net gain of RMB 111.6 million from one-time and extraordinary events. Adjusted total net profit attributable to China Yuchai’s shareholders in the fourth quarter of 2017, excluding the one-time and extraordinary events, was RMB 237.0 million. Adjusted basic and diluted earnings per share were RMB 5.81 and RMB 5.79 respectively in the fourth quarter of 2017. A reconciliation table reflecting the impact of the one-time and extraordinary events on the fourth quarter of 2017 results is attached at the end of the press release.

Basic and diluted earnings per share in the fourth quarter of 2018 were based on a weighted average of 40,858,290 shares compared with 40,832,405 basic and 40,889,954 diluted shares in the fourth quarter of 2017. In July 2017, 99,970 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Financial Highlights for the Financial Year of 2018

•	Net revenue of RMB 16.3 billion (US$ 2.4 billion) compared with RMB 16.2 billion in 2017;

•	Gross profit declined by 7.9% to RMB 3.1 billion (US$ 450.5 million) with a gross margin of 19.0%, compared with RMB 3.4 billion and a gross margin of 20.7% in 2017;

•	Operating profit decreased by 20.1% to RMB 1.3 billion (US$ 186.9 million) compared with RMB 1.6 billion in 2017, which included a gain of RMB 176.4 million from one-time and extraordinary events;

•	Earnings per share declined by 21.9% to RMB 17.02 (US$ 2.48) compared with RMB 21.80 in 2017, which included a net gain of RMB 1.52 from one-time and extraordinary events;

•	The total number of engines sold increased by 2.4% to 375,731 units compared with 367,097 units in 2017.

According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 1.7% in 2018; the truck market decreased by 1.3% with a 2.7% increase in heavy-duty truck sales. GYMCL truck sales increased led by a gain in medium-duty engine sales. The bus market remained weak and experienced a decline in overall sales. GYMCL’s off-road engine sales increased in 2018 compared with 2017.

Gross profit declined by 7.9% to RMB 3.1 billion (US$ 450.5 million) compared with RMB 3.4 billion in 2017. The gross profit margin was 19.0% in 2018 compared with 20.7% in 2017. The 2018 gross profit and margin declined primarily due to changes in the market conditions and products mix.

Other operating income was RMB 192.7 million (US$ 28.1 million) compared with RMB 509.4 million in 2017. In 2017, the Company had a one-time gain of RMB 324.1 million from the sale of HLGE’s hotel assets. Excluding this one-time item, the other operating income in 2018 was higher than that in 2017, which was mainly attributed to higher interest income partly offset by lower foreign exchange revaluation gain.

R&D expenses decreased by 26.4% to RMB 447.7 million (US$ 65.2 million) compared with RMB 608.2 million in 2017. Lower R&D expenses were mainly due to the capitalization of development costs for National VI and Tier 4 engines that met the IFRS capitalization criteria. The R&D capitalization amount was RMB 195.9 million (US$ 28.5 million). As a percentage of net revenue, R&D expenses were 2.8% compared with 3.8% in 2017. In 2018, total R&D expenditure including capitalized costs, was RMB 643.5 million (US$ 93.8 million) and represented 4.0% as a percentage of net revenue. R&D expenses were mainly for research and development of new engines compliant with the more stringent National VI and Tier 4 emission standards that are to be implemented over the next few years.

SG&A expenses declined by 5.9% to RMB 1.6 billion (US$ 226.5 million) from RMB 1.7 billion in 2017. These expenses represented 9.6% of net revenue compared with 10.2% in 2017. SG&A expenses included an impairment charge of RMB 40.0 million related to the intellectual property for the 4Y20 engine platform, and the staff severance cost of RMB 107.7 million in 2017, which are extraordinary events. Excluding these extraordinary events, the 2017 SG&A expenses were RMB 1.5 billion.

Operating profit decreased by 20.1% to RMB 1.3 billion (US$ 186.9 million) from RMB 1.6 billion in 2017. The operating margin was 7.9% in 2018 compared with 9.9% in 2017. In addition, 2017 benefitted by a gain of RMB 176.4 million from one-time and extraordinary events. Excluding these one-time and extraordinary events, operating profit in 2017 would be RMB 1.4 billion.

Finance costs increased by 12.6% to RMB 113.1 million (US$ 16.5 million) from RMB 100.4 million in 2017 mainly due to increased borrowing costs.

The net profit attributable to China Yuchai’s shareholders decreased by 21.8% to RMB 695.3 million (US$ 101.3 million), or earnings per share of RMB 17.02 (US$ 2.48), compared with RMB 888.8 million, or earnings per share of RMB 21.80 in 2017.

Net profit attributable to China Yuchai’s shareholders in 2017 included a net gain of RMB 62.1 million from the one-time and extraordinary events. Adjusted total net profit attributable to China Yuchai’s shareholders in 2017, excluding the one-time and extraordinary events, was RMB 826.7 million, and the adjusted basic and diluted earnings per share were RMB 20.28.

Basic and diluted earnings per share in 2018 were based on a weighted average of 40,858,290 shares and in 2017 were based on a weighted average of 40,764,569 shares.

Balance Sheet Highlights as at December 31, 2018

•	Cash and bank balances were RMB 6.1 billion (US$ 893.0 million) compared with RMB 6.0 billion at the end of 2017;

•	Trade and bills receivables were RMB 7.4 billion (US$ 1.1 billion) compared with RMB 7.0 billion at the end of 2017;

•	Inventories were RMB 2.5 billion (US$ 366.9 million) compared with RMB 2.6 billion at the end of 2017;

•	Trade and bills payables were RMB 4.6 billion (US$ 664.5 million) compared with RMB 5.2 billion at the end of 2017;

•	Short- and long-term borrowings were RMB 2.0 billion (US$ 293.8 million) compared with RMB 1.6 billion at the end of 2017.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our truck engine sales grew higher than the overall truck vehicle market in the fourth quarter of 2018 with growth in medium-duty truck engine sales. Our light-duty truck engine sales also increased as compared to the light-duty truck vehicle market. Sales to the agricultural equipment market was higher in the fourth quarter of 2018 as well.”

“During 2018, we introduced 14 new engines for the on-road National VI emission standards, and 10 new engines for the upcoming new Tier 4 emission standard for off-road vehicles. These standards are significantly more stringent than the current standards and require advanced technology and new production techniques.”

“We continue to see uncertainty in the China economy this year in view of the US and China trade dispute and world economic development.”

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2018. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2018 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8632 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2018. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2018 or at any other date.

Unaudited Full Year 2018 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 26, 2019. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 9666145 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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